Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
January 31, 2019
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
Equity Index Underlying Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)

# HSBC USA Inc.
## $1,098,000 Dual Directional Barrier Notes

▸ Dual Directional Barrier Notes linked to the least performing of the iShares® MSCI EAFE ETF and the EURO STOXX 50® Index
▸ Maturity of approximately 3 years
▸ 2.45x exposure to any positive Reference Return of the Least Performing Underlying
▸ 1x positive exposure to the Absolute Reference Return of the Least Performing Underlying if its Reference Return is negative but not less than -25%
▸ 1x exposure to any negative Reference Return of the Least Performing Underlying if its Reference Return is less than -25%
▸ Any payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Dual Directional Barrier Notes (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

**Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement.**

The Estimated Initial Value of the securities on the Pricing Date is $954.40 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000 | $0 | $1,000 |
| Total | $1,098,000 | $0 | $1,098,000 |

[1] HSBC USA Inc. or one of our affiliates may pay referral fees of 1.20 per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

**The Securities:**

| **Are Not FDIC Insured** | **Are Not Bank Guaranteed** | **May Lose Value** |
|---|---|---|

**HSBC**

# HSBC USA Inc.
## Dual Directional Barrier Notes



### Linked to the Least Performing of the iShares® MSCI EAFE ETF and the EURO STOXX 50® Index

This pricing supplement relates to a single offering of Dual Directional Barrier Notes. The securities will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return of the Least Performing Underlying (each as defined below) is less than -25%, lose up to 100% of your principal.**

**This pricing supplement relates to an offering of securities linked to the least performing of the iShares® MSCI EAFE ETF and the EURO STOXX 50® Index. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Underlyings as described below. The following key terms relate to the offering of securities:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per security |
| **Reference Asset:** | The iShares® MSCI EAFE ETF (Ticker: "EFA") and the EURO STOXX 50® Index (Ticker: "SX5E") (each, an "Underlying" and together the "Underlyings") |
| **Trade Date:** | January 31, 2019 |
| **Pricing Date:** | January 31, 2019 |
| **Original Issue Date:** | February 5, 2019 |
| **Final Valuation Date:** | February 2, 2022, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Maturity Date:** | February 7, 2022. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each security, we will pay you the Final Settlement Value. |
| **Final Settlement Value:** | *If the Final Value of each Underlying is greater than its Initial Value,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: |
| | $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate). |
| | *If the Final Value of either Underlying is less than or equal to its Initial Value but a Trigger Event has not occurred,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: |
| | $1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate). |
| | *If a Trigger Event has occurred,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: |
| | $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). |
| | Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount for each percentage point that the Final Value of the Least Performing Underlying has decreased from its Initial Value. For example, if a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -50%, you will incur a 50% loss and receive 50% of the Principal Amount. **If a Trigger Event has occurred, you may lose up to 100% of your investment.** |
| **Maximum Cap:** | None |
| **Upside Participation Rate:** | 245% |
| **Absolute Return Participation Rate:** | 100% |
| **Absolute Reference Return:** | With respect to each Underlying, the absolute value of its Reference Return. The Absolute Reference Return will always be a positive value or zero. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%. |
| **Least Performing Underlying:** | The Underlying with the lowest Reference Return. |
| **Reference Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

| | |
|---|---|
| **Trigger Event:** | A Trigger Event occurs if the Final Value of either Underlying is less than its Trigger Value. |

| | |
|---|---|
| **Trigger Value:** | $47.01 with respect to the EFA and 2,369.57 with respect to the SX5E, each of which is 75% of its Initial Value. (rounded to two decimal places for SX5E) |
| **Initial Value:** | $62.68 with respect to the EFA and 3,159.43 with respect to the SX5E, each of which was its Official Closing Value on the Pricing Date. |
| **Final Value:** | With respect to each Underlying, its Official Closing Value on the Final Valuation Date. |
| **Official Closing Value:** | The Official Closing Level or Official Closing Price of the relevant Underlying, as applicable |
| **CUSIP/ISIN:** | 40435UDD3 / US40435UDD37 |
| **Form of Securities:** | Book-Entry |
| **Listing:** | The securities will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the securities is less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors—The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any." |

## GENERAL

This pricing supplement relates to an offering of securities.  The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of securities relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any component security included in or held by an Underlying or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018, the Equity Index Underlying Supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control.  You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-1 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-1 of the and the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.  As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and the ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸   The Equity Index Underlying Supplement at https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸   The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

▸   The prospectus supplement at:  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸   The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm


## PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the Final Value of each Underlying is greater than its Initial Value,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate).

**If  the Final Value of either Underlying is less than or equal to its Initial Value but a Trigger Event has not occurred,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate).

**If a Trigger Event has occurred,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount for each percentage point that the Final Value of the Least Performing Underlying has decreased from its Initial Value.  For example, if a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -50%, you will incur a 50% loss and receive 50% of the Principal Amount.  **If a Trigger Event has occurred, you may lose up to 100% of your investment.**

### Interest

The securities will not pay interest.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

### Reference Issuer and Reference Sponsor

iShares, Inc. is the reference issuer with respect to the EFA. STOXX Limited is the reference sponsor with respect to the SX5E.

## INVESTOR SUITABILITY

**The securities may be suitable for you if:**

▸ You seek an investment with a return linked to the least performing of the Underlyings and you believe the Reference Return of the Least Performing Underlying will be positive or will be moderately negative without a Trigger Event occurring.

▸ You are willing to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if a Trigger Event occurs.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the stocks included in or held by an Underlying.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

**The securities may not be suitable for you if:**

▸ You believe that the Final Value of at least one Underlying will be less than its Trigger Value or that the Reference Return or Absolute Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if a Trigger Event occurs.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the stocks included in or held by an Underlying.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement, and page S-1 of the accompanying ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks included in or held by an Underlying. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▸ "— General risks related to Indices" in the Equity Index Underlying Supplement;

▸ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in Which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement and ETF Underlying Supplement; and

▸ "— Time Differences Between the Domestic and Foreign Markets and New York City may Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement and ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the securities may result in a loss.**

You will be exposed to the decline in the Least Performing Underlying from the Pricing Date to the Final Valuation Date on a 1:1 basis if a Trigger Event occurs. Accordingly, if a Trigger Event has occurred, your Payment at Maturity will be less than the Principal Amount of your securities. **If a Trigger Event has occurred, you may lose up to 100% of your investment at maturity.**

**The return on the securities will be limited by the Trigger Value and the Absolute Return Participation Rate if the Reference Return of the Least Performing Underlying is negative.**

If the Reference Return of the Least Performing Underlying is negative but a Trigger Event has not occurred, your return on the securities will equal the Absolute Reference Return of the Least Performing Underlying multiplied by the Absolute Return Participation Rate. However, because a Trigger Event will occur if the Final Value of the Least Performing Underlying is less than its Trigger Value, your return on the securities, if the Reference Return of the Least Performing Underlying is negative and a Trigger Event does not occur, will never be greater than 25%.

**Since the securities are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.**

Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these securities, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

**The amount payable on the securities is not linked to the values of the Underlyings at any time other than on the Final Valuation Date.**

The Final Values of the Underlyings will be based on the Official Closing Values of the Underlyings on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the Least Performing Underlying appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the securities may be higher than their respective Final Values, the Payment at Maturity will be based solely on the Official Closing Values of the Underlyings on the Final Valuation Date.

**Credit risk of HSBC USA Inc.**

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

**The securities will not bear interest.**

As a holder of the securities, you will not receive interest payments.

**Owning the securities is not the same as owning one shares of the EFA, the stocks included in its underlying index or the stocks included in the SX5E.**

The return on your securities may not reflect the return you would realize if you actually owned either shares of the EFA, the stocks included in its underlying index or the stocks included in the SX5E. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of shares of the EFA, the stocks included in its underlying index or the stocks included in the SX5E.

**Changes that affect an Underlying may affect the market value of the securities and the amount you will receive at maturity.**

The policies of the reference sponsor or reference issuer of the relevant Underlying concerning additions, deletions and substitutions of the constituents included in or held by such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in or held by such Underlying may affect the value of such Underlying. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of such Underlying. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Underlying. Any such actions could affect the value of the securities.

**The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

**The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.**

The Estimated Initial Value of the securities was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

**The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

**If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 7 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

**The securities lack liquidity.**

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Risks associated with non-U.S. companies.**

The value of both Reference Assets depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading values or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of both Reference Assets and, as a result, the value of the securities.

**The securities will not be adjusted for changes in exchange rates.**

Although the equity securities that are included in the SX5E or the underlying index of the EFA are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the SX5E or the EFA, and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Least Performing Underlying relative to its Initial Value. We cannot predict the Final Value of either Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take this illustration or these examples as an indication or assurance of the expected performance of either Underlying or the return on your securities**.**  The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below.  The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000.  The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals.  The following table and examples are based on the following terms:

▶ Principal Amount:                                                    $1,000

▶ Hypothetical Initial Value of the Underlyings:          $100 with respect to the EFA, and 1,000 with respect to the SX5E

▶ Trigger Value of the Least Performing Underlying:     75.00% of its Initial Value

▶ Upside Participation Rate:                                         245%
▶ Absolute Return Participation Rate:                           100%

The actual Initial Value of each Underlying is on page PS-3 of this pricing supplement.

| Hypothetical Reference Return of the Least Performing Underlying | Hypothetical Final Settlement Value | Hypothetical Return on the Securities |
|---|---|---|
| 100% | $3,450.00 | 245.00% |
| 90% | $3,205.00 | 220.50% |
| 80% | $2,960.00 | 196.00% |
| 70% | $2,715.00 | 171.50% |
| 60% | $2,470.00 | 147.00% |
| 50% | $2,225.00 | 122.50% |
| 40% | $1,980.00 | 98.00% |
| 30% | $1,735.00 | 73.50% |
| 20% | $1,490.00 | 49.00% |
| 15% | $1,367.50 | 36.75% |
| 10% | $1,245.00 | 24.50% |
| **0%** | **$1,000.00** | **0.00%** |
| -5% | $1,050.00 | 5% |
| -10% | $1,100.00 | 10% |
| -20% | $1,200.00 | 20% |
| **-25%** | **$1,250.00** | **25%** |
| -30% | $700.00 | -30% |
| -40% | $600.00 | -40% |
| -50% | $500.00 | -50% |
| -60% | $400.00 | -60% |
| -70% | $300.00 | -70% |
| -80% | $200.00 | -80% |
| -90% | $100.00 | -90% |
| -100% | $0.00 | -100% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1: The Final Value of the Least Performing Underlying is greater than its Initial Value.**

| Underlying | Initial Value | Final Value |
|---|---|---|
| EFA | $100.00 | $110.00 (110% of its Initial Value) |
| SX5E | 1,000.00 | 1,500.00 (150% of its Initial Value) |

EFA is the Least Performing Underlying. Because the Initial Value of EFA is $100.00 and the Final Value of EFA is $110.00, the Reference Return of the Least Performing Underlying is 10%, calculated as follows:

$$(110.00 - 100.00) / 100.00 = 10\%$$

Because the Reference Return of the Least Performing Underlying is positive, the Final Settlement Value would be $1,245.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 245%)

= $1,245.00

**Example 2: The Final Value of the Least Performing Underlying is less than its Initial Value but a Trigger Event does not occur.**

| Underlying | Initial Value | Final Value |
|---|---|---|
| EFA | $100.00 | $100.00 (100% of its Initial Value) |
| SX5E | 1,000.00 | 800.00 (80% of its Initial Value) |

SX5E is the Least Performing Underlying. Since the Final Value of SX5E is not below its Trigger Value, a Trigger Event does not occur.

Because the Initial Value of the SX5E is 1,000.00 and the Final Value of SX5E is 800.00, the Reference Return of the Least Performing Underlying is -20.00%, calculated as follows:

$$(800.00 - 1,000.00) / 1,000.00 = -20.00\%$$

Because the Final Value of the Least Performing Underlying is less than its Initial Value but equal to or greater than its Trigger Value, the Final Settlement Value would be $1,200.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate)

= $1,000 + ($1,000 × 20.00% × 100%)

= $1,200.00

**Example 3: The Final Value of the Least Performing Underlying is less than its Trigger Value and a Trigger Event occurs.**

| Underlying | Initial Value | Final Value |
|---|---|---|
| EFA | $100.00 | $50.00 (50% of its Initial Value) |
| SX5E | 1,000.00 | 800.00 (70% of its Initial Value) |

EFA is the Least Performing Underlying. Since the Final Value of EFA is less than its Trigger Value, a Trigger Event occurs.

Because the Initial Value of EFA is $100.00 and the Final Value of EFA is $50.00, the Reference Return of the Least Performing Underlying is -50.00%, calculated as follows:

$$(50.00 - 100.00) / 100.00 = -50.00\%$$

Because the Reference Return of the Least Performing Underlying is less than -25.00%, the Final Settlement Value would be $500.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying)

= $1,000 + ($1,000 × -50.00%)

= $500.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the value of the Least Performing Underlying if a Trigger Event occurs. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

# INFORMATION RELATING TO THE UNDERLYINGS

**The EURO STOXX 50® Index**

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

**For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.**

*Historical Performance*

The graph below illustrates the daily performance of the EURO STOXX 50® Index from January 31, 2009 through January 31, 2019 based on information from the Bloomberg Professional® service.



*Historical values and past performance of the Reference Asset is not indicative of its future performance.*

**iShares® MSCI EAFE ETF**

The iShares® MSCI EAFE ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index. The shares of EFA are listed and trade on the NYSE Arca under symbol "EFA."

*For more information about this Reference Asset, see "The iShares® MSCI EAFE ETF" beginning on page S-24 of the accompanying ETF Underlying Supplement.*

*Historical Performance*

The graph below illustrates the daily performance of the iShares® MSCI EAFE ETF from January 31, 2009 through January 31, 2019 based on information from the Bloomberg Professional® service.



*Historical values and past performance of the Reference Asset is not indicative of its future performance.*

## EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying referral fees of 1.20% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

Delivery of the securities will be made against payment for the securities on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as EFA (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether an Underlying or any of the entities whose stock is included in, or owned by, a Underlying, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is included in, or owned by, the Underlyings, as the case may be, and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation

for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the securities are not "deltaone" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

## VALIDITY OF THE SECURITIES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

# TABLE OF CONTENTS

# HSBC USA Inc.

## $1,098,000

## Dual Directional Barrier Notes Linked to the Least Performing of the iShares® MSCI EAFE ETF and the EURO STOXX 50® Index

**January 31, 2019**

**Pricing Supplement**